                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                               Seal Fleet, Inc.
                               (Name of Issuer)


                       Class A and Class B Common Stock
                        (Title of Class of Securities)


                                   812068104
                                (CUSIP Number)


                               James S, Goodner
                          125 Worth Avenue, Suite 314
                           Palm Beach, Florida 33480
                                (561) 835-9520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 21, 1997
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 812068104                   13D                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      First Magnum Corporation
      65-0664262

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 1(e)
 5                                                                  [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      FLORIDA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          315,378 SHARES OF CLASS A COMMON STOCK
     OWNED BY
                          50,000 SHARES OF CLASS B COMMON STOCK
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          315,378 SHARES OF CLASS A COMMON STOCK

                          50,000 SHARES OF CLASS B COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 12
      315,378 SHARES OF CLASS A COMMON STOCK

      50,000 SHARES OF CLASS B COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      12.6% OF CLASS A COMMON STOCK

      100% OF CLASS B COMMON STOCK

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

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

-----------------------                                  ---------------------
  CUSIP NO. 812068104                   13D                PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THOMAS M. FERGUSON

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES CITIZEN

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            240,000 SHARES OF CLASS A COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          315,378 SHARES OF CLASS A COMMON STOCK
     OWNED BY
                          50,00 SHARES OF CLASS B COMMON STOCK
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             240,000 SHARES OF CLASS A COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          315,378 SHARES OF CLASS A COMMON STOCK

                          50,000 SHARES OF CLASS B COMMON STOCK
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      555,378 SHARES OF CLASS A COMMON STOCK

       50,000 SHARES OF CLASS B COMMON STOCK

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      22.2% OF CLASS A COMMON STOCK

      100% OF CLASS B COMMON STOCK

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

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

     This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed with the Securities and Exchange Commission by First Magnum Corporation on October 7, 1996. Items 1 through 7 of that Schedule 13D are hereby amended to read in full as follows:

Item 1 - SECURITY AND ISSUER.

     This statement relates to the Class A common stock and Class B common stock, par value $.10 per share, of Seal Fleet, Inc. (the "Issuer"). The principal executive offices of the issuer are located at 125 Worth Avenue, Suite 314, Palm Beach, Florida 33480.

Item 2 - IDENTITY AND BACKGROUND.

     This Schedule 13D is filed jointly by First Magnum Corporation (a corporation incorporated in the State of Florida), 125 Worth Avenue, Suite 318, Palm Beach, Florida 33480, and Thomas M. Ferguson (an individual and a United States citizen), 125 Worth Avenue, Suite 318, Palm Beach, Florida 33480. First Magnum Corporation is wholly owned by Thomas M. Ferguson.

     The principal business of First Magnum Corporation is to act as a holding company. The principal occupation of Thomas M. Ferguson is to serve as Chairman of the Board and President of Seal Fleet, Inc., 125 Worth Avenue, Suite 314, Palm Beach, Florida 33480.

     During the last five years, neither First Magnum Corporation nor Thomas M. Ferguson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of such persons has been a party to a civil proceeding resulting in a judgment, decree or final order against such person relating to any violation of federal or state securities laws.

Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares of Seal Fleet, Inc. Class A common stock and Class B common stock owned by First Magnum Corporation were purchased with funds of First Magnum Corporation. 50,000 shares of Class B common stock were purchased from Hvide Marine Incorporated for a nominal cost. 37,600 shares of Class A common stock were purchased from Hvide Marine Incorporated for a nominal cost. 277,778 shares of Class A common stock were purchased from Seal Fleet, Inc. at the prevailing market prices as published on the National Daily Quotation Service "Pink Sheets") during the 60-day period from February 1 through March 29, 1996. The total amount paid for the 277,778 shares of Class A common stock was $100,000. Seal Fleet, Inc. had previously held the 277,778 shares as treasury stock.

     The 240,000 shares of Seal Fleet Class A common stock owned by Thomas M. Ferguson were purchased pursuant to the exercise of a stock option previously granted to Mr. Ferguson under the Issuer's 1996 Long Term Incentive Plan. The funds used to purchase the shares were borrowed by Mr. Ferguson from the Issuer pursuant to the terms of a Secured Promissory Note and a Stock Pledge Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively.

Item 4 - PURPOSE OF TRANSACTION.

     The purpose of the purchases by First Magnum Corporation and Mr. Ferguson was to acquire shares for investment. Either First Magnum Corporation or Mr. Ferguson or both may purchase additional shares of Seal Fleet, Inc. stock, or may dispose of shares of Seal Fleet, Inc. stock, based upon its or his investment decisions.

     The Issuer's preliminary proxy statement filed with the Securities and Exchange Commission on March 26, 1997, describes several proposals the Board of Directors of the Issuer intends to present to the shareholders of the Issuer at the Issuer's next annual meeting. These include an increase in the authorized capital stock of the Issuer, a merger of the Issuer into its wholly-owned subsidiary in order to change the state of incorporation of the Issuer from Nevada to Delaware, a reduction in the minimum number of authorized directors of the Issuer to three, the removal of a restriction requiring the Issuer's Board of Directors to obtain shareholder approval before concluding its initial acquisition and one for fifty reverse stock splits of the Issuer's Class A and Class B common stock followed by twenty-five for one forward stock splits of such shares. As a member of the Board of Directors, Mr. Ferguson voted to recommend those proposals to the shareholders of the Issuer.

     Except as stated above, neither First Magnum Corporation nor Thomas M. Ferguson currently has any plan or proposal which relates to any of the matters set forth in Item 4(a)-(j) of Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER.

     First Magnum Corporation and Mr. Ferguson own the following numbers of shares of Class A and Class B common stock of Seal Fleet, Inc.:

Shares Held in Name of          Numbers of Shares and Class     Percent of Outstanding Shares
----------------------          ---------------------------     -----------------------------
First Magnum Corporation        50,000 shares of Class B                    100%
                                common stock

First Magnum Corporation        315,378 shares of Class A                  12.6%*
                                common stock

Thomas M. Ferguson              240,000 shares of Class A                   9.6%*
                                common stock

     * Outstanding shares of Class A common stock of Seal Fleet, Inc. assumed to be 2,502,405 shares.

     First Magnum Corporation and Mr. Ferguson share power to vote and to dispose of the 50,000 shares of Class B common stock and 315,378 shares of Class A common stock owned by First Magnum Corporation.

     Mr. Ferguson has sole power to vote and to dispose of the 240,000 shares of Class A common stock owned by him.

     Mr. Ferguson purchased 240,000 shares of Class A common stock of Seal Fleet, Inc. on March 21, 1997, pursuant to an exercise of a stock option granted to him pursuant to the 1996 Long Term Incentive Plan of Seal Fleet, Inc. The exercise price under the option was $.50 per share.

Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

Item 7  - MATERIAL TO BE FILED AS EXHIBITS.

     Copies of the Secured Promissory Note and the Stock Pledge Agreement between Thomas M. Ferguson and Seal Fleet, Inc. which are referred to in Item 3 are attached hereto as Exhibits 1 and 2, respectively. A copy of the Agreement dated March 31, 1997, between First Magnum Corporation and Mr. Ferguson pertaining to their agreement to file jointly Amendment No. 1 to Schedule 13D is attached hereto as Exhibit 3.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 17, 1997         First Magnum Corporation

                              By: /s/ Thomas M. Ferguson
                                  ----------------------
                                  Thomas M. Ferguson
                                  President

Date:  April 17, 1997         /s/ Thomas M. Ferguson
                              ----------------------
                                  Thomas M. Ferguson

                                       3